UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549


                                                   SCHEDULE 13D
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. )

                                           THE HARTCOURT COMPANIES, INC.
                                                 (Name of Issuer)

                                           COMMON STOCK $.001 PAR VALUE
                                            (Title of Class Securities)

                                                     001-12671
                                                  (CUSIP Number)

         DR. ALAN V. PHAN, 19104 S. NORWALK BLVD., ARTESIA, CALIFORNAI 90701
                  (Name, Address and Telephone Number of Person Authorized to
                                        Receive Notices and Communications)

                                                   APRIL 7, 1998
                       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d- 1(e), 240,13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a singed original and five copies of the schedule including exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No.  001-12671

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Dr. Alan V. Phan, President

1.       Check the Appropriate Box if a Member of a Group (See Instructions).

(a)

(b)

1.       SEC Use Only

1.       Source of Funds (See Instructions)      PF

1. Check if Disclosures of Legal Proceedings is Required Pursuant to Items 2 (d ) or 2(e)

1.       Citizenship or Place of Organization   United States


Number of         7.       Sole Voting Power       2,247,949 Shares, 13.7%
                                             -----------------------------
Shares Bene-
ficially          8.       Shared Voting Power
Owned by
Each Report-      9.       Sole Dispositive Power
ing Person
With              10.      Shared Dispositive Power
    2,247,949 Shares, 13.7%

    -----------------------

1.       Aggregate Amount Beneficially Owned by Each Reporting Person
 2,419,667  14.7%

 ------------------

1. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

1.       Percent of Class Represented by Amount in Row (11)   14.7%
                                                            -------

1.       Type of Reporting Person (See Instructions)

              IN








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Item 1.           Security and Issuers:

                  See Cover Page

Item 2.                    Identity and Background:

a.                Dr. Alan V. Phan, President
b.                19104 S. Norwalk Blvd.
         Arte ia, CA 90701
a.                President of Registrant
b.                No convictions
c.                None
d.                U.S.

Item 3.               Source and Amount of Funds or Other Consideration:

On April 17, 1998, Dr. Phan purchased 1,022,949 shares of The Hartcourt Companies, Inc. (Company) from Tiana Corporation (Tiana) at a price per share of $2.50, totaling $2,557,372.50. Tiana received a Promissory Note in the amount of $3,478,026.60 including accrued interest at 8% per annum. See
Exhibit 1.

Item 4.               Purpose of Transaction:

Dr. Phan acquired the shares for personal reasons. There are no other plans or proposal with respect to the acquired securities at this time.

Item 5.               Interest in Securities of the Issuer:

a.                2,419,667 shares (1), 14.7%, sole voting power

1. Includes (I) an aggregate of 1,000,000 shares issueable upon conversion of 1,000 shares of Original Preferred Stock and (ii) an aggregate of 171,718 shares held by two sons who reside with Dr. Phan when not attending college and law school, respectively. The sole holder of the 1,000 outstanding shares of Original Preferred Stock, Dr. Phan is entitle to elect 3/5 of the number of members of the Company's Board of Directors.

a.                See Item 5 (a)

a.                See Item 3 above

a.                None

a.                N/A


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Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to
Securities of the Issuer.
              See Exhibit 1

Item 7.               Material to Be Filed as Exhibits

Exhibit 1, Stock Purchase Agreemebt and Note

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  April 17, 1998

Signature /s/ Alan Phan

Name/Title Alan Phan


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:        Intentional misstatements or omissions of  fact constitute
 Federal criminal
violations (See U.S.C. 1001)



                                             STOCK PURCHASE AGREEMENT




This agreement was entered on 30 March 1998, by and between:

1. Tiana Corporation, a BVI Corp., located at 317 Des Vouex Road, Suite 704, Central Hong
Kong, herein referred to as Tiana.
a)
2. Alan V. Phan, a U.S. resident, resides at 19104 S. Norwalk Blvd., Artesia, CA 90701,


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herein referred to as "Phan".

Whereas:

Tiana owns 1,022,949 shares of Hartcourt (HRCT: Nasdaq BB) common stock which Tiana wants to sell and Phan wants to buy. The two parties have agreed to the sale and purchase of these shares under the following terms & conditions.

1.       The price per share is $2.50 totaling $2,557,372.50.
a)
2. Phan will pay Tiana this total amount of $2,557,372.50 in form of a promissory note per attached. The note will carry an annual interest rate of 8% per annum and will be paid with
accrued interest at the end of the 4-year period.
a)
3.       This agreement is effective as of the date of signing.
a)
4. If there is any dispute, the two parties agreed to be settled by binding arbitration under the jurisdiction of Amsterdam Chamber of Commerce. The losing party will incur all attorney fees and collection costs.



------------------------------           ------------------------------------
Dr. Alan V. Phan                                          Tiana Corp.










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                                         Exhibit 1



                                                  PROMISSORY NOTE


$3,478,026.60                                Artesia, California 30 March 1998


All the times and in the installments hereinafter stated, for value received, Alan V. Phan promises to pay to the order of Tiana Corporation the principal sum of $3,478,026.60 payable as follows, to-wit:

The sum of $2,557,372.50 Dollars on the 29the day of March, 2002 and the sum of $920,054.10 Dollars representing accrued interest from the date until the principal sum shall be fully paid, at the rate of 8 percent per annum.

Should the interest not be so paid, it shall become a part of the principal, and thereafter bear like interest as the principal. Should default be made in the payment of any installment of principal or interest when due, then the whole sum of the remaining balance of principal and interest shall become immediately due and payable at the option of the holder of this note. Principal and interest payable in lawful money of the United States.





-----------------------------------------
                                                 Alan V. Phan




-----------------------------------------
                                      Date


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